Exhibit 11


                      Gold Standard, Inc. and Subsidiaries
                    COMPUTATION OF NET LOSS PER COMMON SHARE



                                                             Years Ended October 31,
                                             --------------------------------------------------
                                                2000                 1999               1998
                                             -----------          -----------        ----------

Numerator:
   Net loss attributable to common
      shares                                 $  (597,680)         $ (778,438)       $(1,688,464)

Denominator:
   Weighted average common share
      outstanding                              1,251,858           1,169,858          1,169,858

Basic and diluted loss per share:
   Net loss attributable to
      common shares                          $      (.48)         $     (.67)       $     (1.44)




NOTE 1 - Warrants to purchase shares of common stock were outstanding during 2000, 1999 and 1998 but were not included in the computation of diluted loss per share because the warrants' exercise price was greater than the average market price of the common shares.

NOTE 2 - On March 2, 1998, the board of directors of the Company approved a one for four reverse stock split, effective April 1, 1998, affecting all of the Company's common stock. On November 9, 1998, the board of directors of the Company approved another one for four reverse stock split, effective December 1, 1998, affecting all of the Company's common stock. The financial statements have been adjusted retroactively to reflect these reverse stock splits.







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